UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             B2DIGITAL, INCORPORATED
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                                (Name of Issuer)

                    Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   11777J 10 6
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                                 (CUSIP Number)

                              Marcia A. Pearlstein
                          9171 Wilshire Blvd., Suite B
                             Beverly Hills, CA 90210
                                 (310) 281-2571
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 10, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of the statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 11777J 10 6
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Marcia A. Pearlstein
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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7     SOLE VOTING POWER

      52,200,000 shares of common stock*
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8     SHARED VOTING POWER

      0
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9     SOLE DISPOSITIVE POWER

      52,200,000
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10    SHARED DISPOSITIVE POWER

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      52,200,000
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      * Includes 200,000 shares of Series A Convertible Preferred Stock, which is convertible into 240 shares of common stock per share.

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)                                      |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.2%
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      ** Based on 343,341,002 shares outstanding after conversion of the Series
         A Convertible Preferred Stock held by Ms. Pearlstein and the number of shares outstanding at January 26, 2005

14    TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------

Item 1.                Security and Issuer

         Common Stock, Par Value, $.001

         B2Digital, Incorporated
         9171 Wilshire Blvd., Suite B
         Beverly Hills, CA 90210

Item 2.                Identity and Background

      (a)   Name: Marcia A. Pearlstein

      (b)   Residence or business address:

                       9171 Wilshire Blvd., Suite B
                       Beverly Hills, CA 90210

      (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

            Interim Chief Financial Officer, Secretary
            B2Digital, Inc.
            9171 Wilshire Blvd., Suite B
            Beverly Hills, CA 90210

      (d,e) Legal Proceedings:

            During the last five years, Ms. Pearlstein has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has she been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      (f)   Citizenship:

            United States of America.


Item 3.           Source and Amount of Funds or Other Consideration

         On February 10, 2005, B2Digital, Inc. issued Marcia Pearlstein 200,000 shares of Series A Convertible Preferred Stock as a signing bonus. Each share of Series A is convertible in 240 shares of common stock and votes with the common stock on an as converted basis. Each share of Series A was valued at $.43 per share.

Item 4.                Purpose of Transaction

            Please see Item 3.

Item 5.                Interest in Securities of the Issuer

      (a)-(b) Ms. Pearlstein has the right to acquire 52,200,000 shares of common stock within sixty days (48,000,000 shares are underlying 200,000 shares of Series A Convertible Preferred Stock convertible into 240 shares of common stock per share). Based on 343,341,002 shares outstanding after conversion of the Series A Convertible Preferred Stock held by Ms. Pearlstein and the number of shares outstanding on January 26, 2005, Ms. Pearlstein will own 15.2% of the outstanding shares of B2Digital, Inc. Ms. Pearlstein has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of all 52,200,000 shares of common stock.
      (c) On January 13, 2005, Ms. Pearlstein acquired 4,000,000 shares of common stock for officer services rendered.
      (d)   Not applicable.
      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

Item 7.                Material to Be Filed as Exhibits

         None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2005
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Date

/s/ Marcia A. Pearlstein
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Signature

Marcia A. Pearlstein
----------------------
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Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)